101 Courageous Drive League City, Texas 77573 Phone: (281) 538-6000 Toll Free: (800) 628-3910 Fax: (281) 538-4730 www.eaglebroadband.com

March 20, 2007

Via EDGAR

Mr. Larry Spirgel, Assistant Director
U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3720

Washington, D.C. 20549

Re:

Eagle Broadband, Inc. (the “Company” or “Eagle”)

Form 10-K for the year ended August 31, 2006

Filed on November 20, 2006

File No.: 1-15649

Dear Mr. Spirgel:

The following are our responses to your comment letter dated March 1, 2007.  Our responses are numbered to correspond with the numbered paragraphs included in your comment letter.

Item 6. Selected Financial Data

1.

By including the non-GAAP measure titled “Adjusted Net Loss”, it was management’s intention to provide investors with a financial measure that accurately represented the Company’s operating results, primarily by excluding the write-down of assets related to acquisitions executed by prior management.

After reviewing Item 10 of Regulation S-K and the Frequently Asked Question regarding non-GAAP measures on the Commission’s website, management has decided that the Company will not include non-GAAP measures in future filings.

Critical Accounting Policies

2.

The Company notes the Staff’s comments and will revise its disclosure with respect to critical accounting policies and the related estimates and assumptions in future filings to include the sensitivity analysis and quantitative information as required by the release referenced in your letter.

Mr. Larry Spirgel

March 20, 2007

Impairment Assessment

3.

The statement in Note 6 that the intangible assets were valued using a quoted market approach and a present value technique, and that the fair value was the greater value, is incorrect.  These intangible assets were valued using a present value technique of future cash flows since no quoted market for these intangible assets was available.  The future cash flows were based on supportable assumptions provided by management based on historical performance, current contracts in place, future plans and market information and were reviewed by the outside valuation experts for reasonableness.  In addition, multiple scenarios were considered and each cash flow alternative was probability weighted.  The fair value assigned to the intangible asset was the discounted future weighted cash flows.  The Company will correct this misstatement in its next filing.

Results of Operations

4.

Each quarter, with the assistance of an independent valuation consultant, the Company reviews whether testing for asset impairment is necessary.  Among other factors considered by management, the Company compares its market capitalization at the end of the quarter with its book equity.  Below is a comparison of the Company’s market capitalization at the end of each quarter in fiscal 2006 with the Company’s book equity, before any impairment charges, in millions of dollars:

Fiscal 2006 Quarter Ended	Market Capitalization	Book Equity

Nov 30, 2005	$45.5	$22.7
Feb 28, 2006	$39.4	$18.8
May 31, 2006	$20.6	$18.2
Aug 31, 2006	$7.6	$15.6

Based on the foregoing, and on the advice of the Company’s valuation consultant, management determined that impairment testing was not necessary in the first three quarters of fiscal 2006.

Liquidity and Capital Resources

5.

The Company notes the Staff’s comments and will revise its disclosure under Item 7 of its Form 10-K in future filings.  Please note that in Item 7 and in Note 22 to the financial statements, the Company disclosed that there is substantial doubt about the Company’s ability to continue as a going concern.  Also in Item 7 the Company disclosed that it will continue to rely upon external financing sources to fund operations for the foreseeable future.

Mr. Larry Spirgel

March 20, 2007

Note 18. Segments

6.

The Company notes the Staff’s comments and will revise its segment disclosure in future filings to comply with paragraph 45 of SFAS no. 142.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call me at (281) 538-6014.

Very truly yours,

/s/ Jeff Adams
Jeff Adams
Corporate Counsel
Eagle Broadband, Inc.